Washington, D.C.

                                   From 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              SOCCER CONCEPTS, INC.
                 -----------------------------------------------
                 (Name of Small Business Issuer in this charter)

           FLORIDA                                       65-0723705
-------------------------------            ------------------------------------
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

              1428 BRICKELL AVENUE, 8TH FLOOR, MIAMI, FLORIDA 33131
              -----------------------------------------------------
               (Address of principal executive offices)(Zip Code)

Issuer's telephone number: (305) 372-3322

Securities to be registered under Section 12(b) of the Act:

                                      NONE
                                      ----

Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
                                  ------------
                                (Title of Class)

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

     The Company was originally incorporated to operate a soccer franchise, but that undertaking proved unsuccessful. For the last 12 years, the Company has been inactive. In the last year, the only activities have been directed at developing a new business plan. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

     The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The Company's business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earning.

     At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company's sole officer and director has previously been involved in several transactions involving mergers between an established company and a non active entity, and he has numerous contacts within the field of corporate finance. However, none of these contacts or discussions involved the possibility of a merger or acquisition transaction with the Company.

     Prior to the effective date of this registration statement, it is anticipated that the Company's sole officer and director named herein will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with the Company. No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement. However, no assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

     The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation or, be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

     The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

     As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholder of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholder, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to him relative to his purchase price for such stock.

     Depending upon the nature of the transaction, the current sole officer and director of the Company may resign his management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity (See "Form of Acquisition," below, and "Risk Factors - The Company Lack of Continuity in Management"). In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the change in control of the Company's combination with a business opportunity.

     It is anticipated that business opportunities will come to the Company's attention from various sources, including its sole officer and director, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

     The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its sole officer or director is currently affiliated. Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Florida law to enter into such a transaction.

INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES

     To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and the company may not be profitable when acquired.

     It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

     It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

     The analysis of business opportunities will be undertaken by or under the supervision of the Company's sole officer and director, who is not a professional business analyst (See "Management"). Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

          (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

          (2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

          (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and exchange Commission (See "Risk Factors - The Company - Regulation of Penny Stocks").

          (4) Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

          (5) The extent to which the business opportunity can be advanced;

          (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

          (7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

          (8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

          (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have gross assets of at least $4,000,000 and net assets of at least $2,000,000, and the NASD has made a proposal to increase the requirements to $6,000,000 of gross assets and $3,000,000 of net assets. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing

     No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation an analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

     The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

     Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

     As part of the Company's investigation, the Company's president may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

     It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

     Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

FORM OF ACQUISITION

     It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

     It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current sole office, director and principal shareholders. (See "Description of Business - General").

     It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

     The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

     As a general matter, the Company anticipates that it, and/or its principal shareholder will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

INVESTMENT COMPANY ACT AND OTHER REGULATION

     The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

     The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

     Any securities which the Company might acquire in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

     An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

COMPETITION

     The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public companies, many of which may have more funds available than does the Company.

ADMINISTRATIVE OFFICES

     The Company currently maintains a mailing address at 1428 Brickell Avenue, 8th Floor, Miami, Florida 33131, which is the office address of its President. The Company's telephone number there is (305)372-3322. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

EMPLOYEES

     The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

RISK FACTORS

     1. CONFLICTS OF INTEREST. Certain conflicts of interest exist between the Company and its sole officer and director. He has other business interests to which they currently devote attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

     It is anticipated that the Company's principal shareholder may actively negotiate or otherwise consent to the purchase of a portion of his common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholder may consider his own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

     2. POSSIBLE NEED FOR ADDITIONAL FINANCING. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

     3. REGULATION OF PENNY STOCKS. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

     Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

     4. NO OPERATING HISTORY. The Company was formed in 1980 and has no operating history, revenues from operations, or assets other than a limited amount of cash. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

     5. NO ASSURANCE OF SUCCESS OR PROFITABILITY. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

     6. POSSIBLE BUSINESS - NOT IDENTIFIED AND HIGHLY RISKY. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. See
Item 1 "Description of Business."

     7. TYPE OF BUSINESS ACQUIRED. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

     8. IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not an business opportunity investigated is eventually acquired.

     9. LACK OF DIVERSIFICATION. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     10. POSSIBLE RELIANCE UPON UNAUDITED FINANCIAL STATEMENTS. The Company generally will require audited financial statements from companies that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

     Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as te reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

     In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

     11. OTHER REGULATION. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

     12. DEPENDENCE UPON MANAGEMENT; LIMITED PARTICIPATION OF MANAGEMENT. The Company will be heavily dependent upon the skills, talents, and abilities of its sole officer and director to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Furthermore, the Company will be entirely dependent upon the experience of its sole officer and director in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's sole officer and director.

     13. LACK OF CONTINUITY IN MANAGEMENT. The Company does not have an employment agreement with any of its sole officer and director, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

     14. INDEMNIFICATION OF OFFICERS AND DIRECTORS. The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it ill be unable to recoup.

     15. DEPENDENCE UPON OUTSIDE ADVISORS. To supplement the business experience of its sole officer and director, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the Company considers it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if they are able to provide the required services.

     16. LEVERAGED TRANSACTIONS. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

     17. COMPETITION. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

     18. NO FORESEEABLE DIVIDENDS. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

     19. LOSS OF CONTROL BY PRESENT MANAGEMENT AND STOCKHOLDERS. The Company may consider an acquisition in which the Company would is sue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's President could sell his control block of stock at a premium price to the acquired company's stockholders.

     20. NO PUBLIC MARKET EXISTS. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firs may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     21. BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

LIQUIDITY AND CAPITAL RESOURCES

     The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of net proceeds in the amount of $10,000 from a loan by its principal shareholder. Consequently, the Company's balance sheet for the period of ended June 30, 1997 reflects a current asset value of $10,000.

     The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

RESULTS OF OPERATIONS

     During the period from inception through June 30, 1997, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period.

     For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

NEED FOR ADDITIONAL FINANCING

     The Company believes that its existing capital will be sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for a period of approximately one year. Accordingly, in the event the Company is able to complete a business combination during this period, it anticipates that its existing capital will be sufficient to allow it to accomplish the goal of completing a business combination. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a business combination, and once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

     No commitments to provide additional funds have been made by management or other stockholders, and the Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. In the event the Company does elect to raise additional capital prior to location of a merger or acquisition candidate, it expect to do so through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making a Regulation S offering.

     Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

Item 3. DESCRIPTION OF PROPERTY.

     The Company currently maintains a mailing address at 1428 Brickell Avenue, 8th Floor, Miami, FL 33131, which is the address of its President. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (305) 372-3322.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     As of July 15, 1997 there were 1,100,000 shares of the Company's common stock issued and outstanding, which such shares represent the only equity class of the Company's securities presently issued and outstanding. The following table sets forth information regarding beneficial ownership of the Company's common stock as of that date by (i) each person who is known by the Company to own beneficially own more than 5% of the Company's common stock, (ii) each of the Company's directors and (iii) all directors and officers of the Company as a group.

                                                                  % OF
                               NUMBER OF SHARES                   CLASS
NAME AND ADDRESS              OWNED BENEFICIALLY                  OWNED
----------------              ------------------                  -----

Eric P. Littman               1,000,000                             91%
1428 Brickell Avenue
Miami, FL 33131

Officers and Directors
as a group (1 person)        1,000,000                              91%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following person is the only current officer and director of the Company. All directors of the Company hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The officers of the Company are elected by the Board of Directors and serve at the pleasure of the Board. At present, the Company has no executive, audit, compensation or other standing committee and there are no family relationships between any director of the Company and any other directors or officer.

                                                         POSITION WITH
 NAME                         AGE                        THE COMPANY
 ----                         ---                        -----------

Eric P. Littman               43                         Director, President

     ERIC P. LITTMAN Mr. Littman is the Company's sole officer and director of the Company. Mr. Littman is an attorney admitted to practice in the state of Florida. He has been in private practice since 1980, From 1984 to 1994, he was a partner in the law firm of Berley & Littman, P.A., and from 1994 to the present, he has practiced as a solo practitioner. Both his former and present law firm were located in Miami, Florida.

The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non- management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

     The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

CONFLICTS OF INTEREST

     None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

     The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

     It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's director or executive officer, or to any other affiliate of the Company except as described under "Executive Compensation" above.

     The Company maintains its offices at the residence of its President, for which it pays no rent, and for which it does not anticipate paying rent in the future. The Company anticipates that following the consummation of a business combination with an acquisition candidate, the Company's office will be moved, but cannot predict future office or facility arrangements with officers, directors or affiliates of the Company.

ITEM 6. EXECUTIVE COMPENSATION.

     No officer or director has received any other remuneration. Until the Company acquires additional capital, it is not intended that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

     The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholder may be diluted.

TRANSFER AGENT

        As of the date hereof, the Company is serving as its own Transfer Agent. Upon such time as this Registration Statement is declared effective, the Company intends to engage Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117

REPORTS TO STOCKHOLDERS

     The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants.

In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     There is currently no public market for the Company's securities. There are currently approximately 31 holders of record of the Company's common stock.

DIVIDEND POLICY

     The Company has never paid dividends on its stock. At the present time, the Company does not anticipate paying dividends on its common stock in the foreseeable future and intends to devote any earnings to the development of the Company's business. The payment of any dividends in the future rests within the discretion of the Boards of Directors.

ITEM 2. LEGAL PROCEEDINGS.

     The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

     No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        Not applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

        Not applicable.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits 3.1 and 3.2, respectively, provide that the

Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                    PART III

         The following financial statements are included herein:

         DESCRIPTION                                 PAGE NUMBER

Audited Balance Sheet at
June 30, 1997, December 31, 1996
and December 31, 1995.

Statement of Operations for
January 1, 1997 to June 30, 1997;
Year ended December 31, 1996, 1995

Statement of Stockholder's Equity
for the period ending June 30,1997.

Statement of Cash Flows for
January 1, 1997 to June 30, 1997;
Year ended December 31, 1996, 1995

Notes to Financial Statement

Report of Independent Accountant

                                    PART III

Item I. Index to Exhibits.

         3.1 Articles of Incorporation.

         3.2 By-laws,

Item 2. Description of Exhibits.

         A description of the exhibits is contained in Item 1 of this

Part III.

                                   SIGNATURES

     In accordance with Section 12 of Securities Exchange Act of 1934, the Registrant caused this registrant statement to be signed on its behalf by the undersigned, thereto dully authorized.

                                               /s/ ERIC P. LITTMAN
Date: August 1, 1997                        By:--------------------------------
                                                 Eric P. Littman, President

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----

INDEPENDENT AUDITORS' REPORT ........................................      F-1

ASSETS ..............................................................      F-2

LIABILITIES AND STOCKHOLDERS' EQUITY ................................      F-3

STATEMENT OF OPERATIONS .............................................      F-4

STATEMENT OF STOCKHOLDERS' EQUITY ...................................      F-5

STATEMENT OF CASH FLOWS .............................................      F-6

NOTES TO FINANCIAL STATEMENTS .......................................    F-7-8

                            BARRY L. FRIEDMAN, P.C.
                          CERTIFIED PUBLIC ACCOUNTANT

1582 TULITA DRIVE                                       OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                                 FAX NO.(702) 896-0278

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board of Directors                                                July 22, 1997
Soccer Concepts, Inc.
Miami, Florida

     I have audited the accompanying Balance Sheets of Soccer Concepts, Inc.
(A Development Stage Company), as of June 30, 1997, December 31, 1996 and December 31, 1995, and the related statements of operations, stockholders' equity and cash flows for period January 1, 1997 to June 30, 1997 and the two years ended December 31, 1996 and December 31, 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.
     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Soccer Concepts, Inc. (A Development Stage Company) as of June 30, 1997, December 31, 1996 and December 31, 1995, and the results of its operations and cash flows - for the period January 1, 1997 to June 30, 1997 and the two years ended December 31, 1996 and December 31, 1995, in conformity with generally accepted accounting principles.
     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Barry L. Friedman
---------------------------
Barry L. Friedman
Certified Public Accountant

                             SOCCER CONCEPTS, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET
                                 -------------

                                     ASSETS
                                     ------

                                   JUNE      DECEMBER     DECEMBER
                                 30, 1997    31, 1996     31, 1995
                                 --------    --------     --------

CURRENT ASSETS:                  $ 10,000    $      0     $      0
                                 --------    --------     --------


     TOTAL CURRENT ASSETS        $ 10,000    $      0     $      0
                                 --------    --------     --------

OTHER ASSETS:                    $      0    $      0     $      0
                                 --------    --------     --------

     TOTAL OTHER ASSETS          $      0    $      0     $      0
                                 --------    --------     --------

     TOTAL ASSETS                $ 10,000    $      0     $      0
                                 ========    ========     ========




                See accompanying notes to financial statements.

                             SOCCER CONCEPTS, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET
                                 -------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                   JUNE      DECEMBER     DECEMBER
                                 30, 1997    31, 1996     31, 1995
                                 --------    --------     --------

CURRENT LIABILITIES:

     Officers Loans (Note #6)    $ 12,188    $      0     $      0
                                 ---------   --------     --------

   TOTAL CURRENT LIABILITIES     $ 12,188    $      0     $      0
                                 ---------   --------     --------

STOCKHOLDERS' EQUITY: (Note 1)

     Common stock, $1.00 par
     value, authorized
     7,500 shares; issued
     and outstanding at
     December 31, 1995-5,000 shs                          $  5,000
     December 31, 1996-5,000 shs             $  5,000
     Common stock, $.001 par
     value, authorized
     50,000,000 shares; issued
     and outstanding at
     May 31, 1997-1,000,000 shs  $  1,000

     Additional paid in Capital     4,000           0            0

     Accumulated loss              -7,188      -5,000       -5,000
                                 --------    --------     --------

     TOTAL STOCKHOLDERS' EQUITY  $ -2,188    $      0     $      0
                                 --------    --------     --------
     TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY        $ 10,000    $      0     $      0
                                 ========    ========     ========




                See accompanying notes to financial statements.

                             SOCCER CONCEPTS, INC.
                         (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                             -----------------------

                          Jan. 1,         Year          Year      Oct. 21, 1980
                          1997 to        Ended         Ended       (inception)
                          June 30,      Dec. 31,      Dec. 31,       June 30,
                            1997          1996          1995           1997
                         ----------    ---------     ----------  -------------

INCOME:                  $        0    $       0     $        0    $        0
                         ----------    ---------     ----------    ----------

EXPENSES:
   General and
   Administrative        $    2,188    $       0     $        0    $    7,188
                         ----------    ---------     ----------    ----------

        Total Expenses   $    2,188    $       0     $        0    $    7,188
                         ----------    ---------     ----------    ----------

Net Profit/Loss(-)       $    2,188    $       0     $        0    $   -7,188
                         ==========    =========     ==========    ==========

Net Profit/Loss(-)
per weighted
share (Note 1)           $   -.0022    $   .0000     $    .0000    $   -.0072
                         ==========    =========     ==========    ==========

Weighted average
shares outstanding        1,000,000    1,000,000      1,000,000     1,000,000
                         ==========    =========     ==========    ==========




                See accompanying notes to financial statements.

                             SOCCER CONCEPTS, INC.
                         (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  --------------------------------------------

                              Common Stock      Additional        Accumu-
                              ------------       paid-in           lated
                            Shares    Amount     capital          Deficit
                            ------    ------    ----------        -------

Balance,
December 31, 1994             5,000   $ 5,000   $        0       $ -5,000

Net Income/ Loss
year ended
December 31, 1995                                                       0
                          ---------   -------   ----------       --------

Balance,
December 31, 1995             5,000   $ 5,000   $        0       $ -5,000

Net Income/ Loss
year ended
December 31, 1996                                                       0
                          ---------   -------   ----------       --------

Balance,
December 31, 1996             5,000   $ 5,000   $        0       $ -5,000

January 21, 1997
changed from $1.00
par value to $.001
par value (Note 1)                     -4,995       +4,995

January 21, 1997
forward stock
split 200:1
(Note 1)                    995,000    +  995       -  995

Net loss January
1, 1997 to June
30, 1997                                                           -2,188
                          ---------   -------   ----------       --------

Balance,
June 30, 1997             1,000,000   $ 1,000   $    4,000       $ -7,188
                          =========   =======   ==========       ========



                See accompanying notes to financial statements.

                             SOCCER CONCEPTS, INC.
                          (A Development Stage Company)

                            STATEMENT OF CASH FLOWS
                            -----------------------

                                 JAN. 1,     YEAR        YEAR     OCT. 21, 1980
                                 1997 TO     ENDED       ENDED     (INCEPTION)
                                 JUNE 30,   DEC. 31,    DEC. 31,     JUNE 30,
                                  1997       1996         1995         1997
                                 --------   --------    --------  -------------
Cash Flows from
Operating Activities:
 Net Loss                       $ -2,188       $0          $0        $ -7,188
 Adjustment to
 reconcile net loss
 to net cash
 provided by operating
 activities                            0        0           0               0

Changes in assets and
liabilities:
 Increase in current
 liabilities:                    +12,188        0           0         +12,188
                                --------       --          --        --------
Net cash used in
operating activities            $+10,000       $0          $0        $ +5,000

Cash Flows from
investing activities                   0        0           0               0

Cash Flows from
Financing Activities:
 Issuance of common
 Stock                                 0        0           0          +5,000
                                --------       --          --        --------

Net Increase (decrease)
in cash                         $+10,000       $0          $0        $+10,000

Cash, beginning of
period                                 0        0           0               0
                                --------       --          --        --------

Cash, end of
period June 30, 1997            $ 10,000       $0          $0        $ 10,000
                                ========       ==          ==        ========

                See accompanying notes to financial statements.

                             SOCCER CONCEPTS, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
            June 30, 1997, December 31, 1996, and December 31, 1995

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized October 21, 1980 under the laws of the State of Florida, as Soccer Concepts, Inc., for the purpose of any lawful business.

     On October 28, 1980, the company issued 5,000 shares of its $1.00 par value common stock for $5,000.

     By January 1, 1982, the Company had ceased all operations. In accordance with SFAS #7, the Company is considered a development stage company.

     On January 21, 1997, the Company voted to restate its Articles of Incorporation, which changed the $1.00 par value common shares to a par value of $.001 each. Also the Company increased its capitalization from 7,500 common shares to 50,000,000 common shares.

     Also, on January 21, 1997, the Company forward split its common stock 200:1, thus increasing the number of outstanding common stock shares from 5,000 to 1,000,000.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     The Company has had no operations since 1982 and is considered a development stage company. Accounting policies and procedures have not been determined except as follows:

     1. The Company uses the accrual method of accounting.

     2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

                             SOCCER CONCEPTS, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS (CON'T)
            June 30, 1997, December 31, 1996, and December 31, 1995

NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - OFFICERS LOANS

     The president of the Company has advanced funds to the Company for its use in the near future carrying no interest.

                                  EXHIBIT INDEX
EXHIBIT                                                                   PAGE
-------                                                                   ----
3.1  Articles of Incorporation

3.2  By-laws,

27   Financial Data Schedule